Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 10, 2024

The undersigned shareholder of CCSC Technology International Holdings Limited (the “Company”), a Cayman Islands company, hereby acknowledges receipt of the Notice of Annual General Meeting (the “AGM”) of shareholders of the Company’s ordinary shares (the “Ordinary Shares”) and the Proxy Statement, each dated August [*], 2024, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the AGM, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the AGM of the Company to be held on September 10, 2024 at 6:00 a.m. EDT, at 1301-03, 13/F, Shatin Galleria, 18-24 Shan Mei Street, Fotan, Hong Kong, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/CCTG2024, and to vote all Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no specification is made below and/or upon such other business as may properly come before the AGM, as set forth in the Notice of the AGM and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the AGM is appointed as proxy, this proxy will be voted FOR the following proposals:

1.	to re-elect the Company’s existing directors and independent directors;

2.	to increase the Company’s authorised share capital;

3.	to implement a dual class structure;

4.	to amend and restate the Company’s existing memorandum and articles of association; and

5.	to approve the Company’s 2024 performance incentive plan.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received no later than 48 hours before the time of the AGM or any adjournment in accordance with the Articles of Association of the Company. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and mail this

proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this proxy card promptly
using the enclosed envelope.

Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT:

(a)  each of Chi Sing Chiu, Kung Lok Chiu and Sin Ting Chiu be re-elected as a director of the Company; and

(b)  each of Wai Chun Tsang, Tsz Fai Shiu, Kenneth Wang and Pak Keung Chan be re-elected as an independent director of the Company.

		☐	☐	☐

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 2:	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT the authorised share capital of the Company be increased from US$50,000 divided into 100,000,000 Ordinary Shares of a par value of US$0.0005 each to US$250,000 divided into 500,000,000 Ordinary Shares of a par value of US$0.0005 each, by the creation of 400,000,000 Ordinary Shares of a par value of US$0.0005 each.	☐	☐	☐

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 3

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)  5,000,000 Ordinary Shares of a par value of US$0.0005 held by CCSC Investment Limited be re-designated and reclassified into 5,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, with the rights, preferences and privileges set out the in the second amended and restated memorandum and articles of association of the Company (the “New M&A”); and

(b)  the remaining 495,000,000 issued and unissued Ordinary Shares of a par value of US$0.0005 each be re-designated and reclassified into Class A Ordinary Shares of a par value of US$0.0005 each, with the rights, preferences and privileges set out in the New M&A.

		☐	☐	☐

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 4:

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT, subject to and immediately following the adoption of the Company’s dual class structure, the memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the New M&A.

		☐	☐	☐

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 5	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT the Company’s 2024 performance incentive plan be approved and adopted.	☐	☐	☐

This proxy card must be signed by the person registered in the register of members at the close of business on August 9, 2024. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorised officer or attorney of such entity.

Share Owner signs here	Co-Owner signs here

Date: